UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

The Amacore Group, Inc.

 (Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

022624100

 (CUSIP Number)

Shad Stastney

Vicis Capital, LLC

445 Park Avenue, Suite 1901

New York, NY 10022

(212) 909-4600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

1

CUSIP No. 022624100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vicis Capital, LLC 45-0538105
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO — funds of its advisory client
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,203,591,522*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,203,591,522*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,203,591,522*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 88.5%*
14.	Type of Reporting Person (See Instructions) IA

*The Issuer’s articles of incorporation currently authorize the issuance of up to 1,360,000,000 shares of Common Stock.  If the Issuer’s articles of incorporation were to be amended to increase the number of authorized shares of Common Stock, then Vicis Capital, LLC might be deemed to beneficially own up to 2,662,641,950 shares of Common Stock.

2

Item 1. Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of Class A common stock, par value $0.001 per share (the “Common Stock”), of The Amacore Group, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is Maitland Promenade 1, 485 North Keller Road, Suite 450, Maitland, Florida 32751.

Item 2. Identity and Background

(a)	The name of the reporting person is Vicis Capital, LLC (“Vicis”). All 1,203,591,522 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor. Vicis may be deemed to beneficially own such 1,203,591,522 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.
(b)	The address of Vicis is 445 Park Avenue, Suite 1901, New York, NY 10022.
(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund.
(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)	Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Vicis Capital, LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital, LLC

Name	Occupation
Shad Stastney	Member and Chief Operating Officer
John Succo	Member and Chief Investment Officer
Sky Lucas	Member and Head of Global Convertible Arbitrage

3

The business address of each of the Insiders is 445 Park Avenue, Suite 1901, New York, NY 10022. To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Fund previously acquired (1) 891,316,950 shares of Common Stock; (2) 1,200 shares of the Issuer’s Series G Convertible Preferred Stock (the “Series G Preferred Stock”) convertible into 2,400,000 shares of Common Stock; (3) 400 shares of the Issuer’s Series H Convertible Preferred Stock (the “Series H Preferred Stock”) convertible into 800,000 shares of Common Stock; (4) 1,650 shares of the Issuer’s Series I Convertible Preferred Stock (the “Series I Preferred Stock”) convertible into 3,300,000 shares of Common Stock; (5) 1,050 shares of the Issuer’s Series L Convertible Preferred Stock (the “Series L Preferred Stock”) convertible into 1,050,000,000 shares of Common Stock; (6) a warrant to purchase 50,625,000 shares of Common Stock (the “W-09-02 Warrant”); (7) a warrant to purchase 67,500,000 shares of Common Stock (the “W-09-03 Warrant”); (8) additional warrants to purchase 298,525,000 shares of Common Stock (the “Warrants”); and (9) 15% Senior Secured Convertible Promissory Notes in the aggregate principal amount of $2,500,000 convertible into 500,000,000 shares of Common Stock until June 30, 2012 (each a “Note and collectively, the “Notes”).

On February 9, 2011, the Fund acquired an additional Note in the principal amount of $500,000 convertible into 100,000,000 shares of Common Stock.

The terms of each of the Warrants and of each of the Certificates of Designation (collectively, the “Certificates of Designation”) designating the Series G Preferred Stock and the Series H Preferred Stock contain conversion caps that prevent the Fund from exercising or converting, as the case may be, an amount of such Warrants, Series G Preferred Stock or Series H Preferred Stock to the extent that upon such exercise or conversion the Fund would beneficially own (i) greater than 4.99% of the outstanding Common Stock, and (ii) greater than 9.99% of the outstanding Common Stock. The Warrants and Certificates of Designation, however, allow the Fund to waive each of these conversion caps upon 61 days’ prior notice and thereby obtain the ability to exercise such Warrants and convert shares of such Series G Preferred Stock and Series H Preferred Stock without the limitation imposed by the applicable conversion cap.

On July 25, 2008 the Fund sent a notice to the Issuer, in accordance with the terms of the Certificates of Designation, informing the Issuer that the Fund was waiving the application of all conversion caps contained in each of the Certificates of Designation with respect to shares of the Series G Preferred Stock and Series H Preferred Stock held by the Fund (but not with respect to any Warrants or with respect to any Series I Preferred Stock). As a result of this waiver by the Fund, effective as of September 24, 2008 the Fund is eligible to convert, without limitation, any or all shares of such Series G Preferred Stock and Series H Preferred Stock held by it into shares of Common Stock in accordance with the terms contained in the Certificates of Designation.

4

Pursuant to the terms of the certificate of designation designating the Series I Preferred Stock, the holders of Series I Preferred Stock have the right to nominate and elect two (2) members of the Issuer’s board of directors. In addition, the certificate of designation for the Series I Preferred Stock contains conversion caps that prevent the holder of such Series I Preferred Stock from converting an amount of such Series I Preferred Stock such that the holder would beneficially own (i) greater than 4.99% of the outstanding Common Stock, and (ii) greater than 9.99% of the outstanding Common Stock. Such certificate of designation, however, allows a holder of Series I Preferred Stock to waive each of these conversion caps upon 61 days’ prior notice and thereby obtain the ability to convert shares of such Series I Preferred Stock without the limitation imposed by the applicable conversion cap. As of the date hereof, the Fund has not waived any conversion cap with respect to shares of Series I Preferred Stock or any of the Warrants held by the Fund.

As a result, when the shares of Common Stock underlying the Series G Preferred Stock, the Series H Preferred Stock, the Series L Preferred Stock, the W-09-02 Warrant, the W-09-03 Warrant and the Notes identified above are aggregated with the 891,316,950 shares of Common Stock owned by the Fund, Vicis might be deemed to beneficially own 2,662,641,950 shares of Common Stock if a sufficient number of shares were authorized by the Issuer’s articles of incorporation.  However, because the Issuer’s articles of incorporation only authorize 1,360,000,000 shares of Common Stock, and because other shareholders of the Issuer own 156,408,478 shares of Common Stock (based upon 1,033,939,168 shares of Common Stock outstanding as of August 7, 2010 and 891,316,950 shares of Common Stock owned by the Fund), Vicis may be deemed to beneficially own 1,203,591,522 shares of Common Stock.

Item 4. Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the shares of Common Stock, the Warrants, the W-09-02 Warrant, the W-09-03 Warrant, the Notes and the Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock and Series L Preferred Stock of the Issuer for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

As the sole holder of the Series I Preferred Stock of the Issuer, the Fund has the right to nominate and elect two (2) members to the Issuer’s board of directors. Vicis, as investment advisor to the Fund, has voting authority over the Fund’s shares of Series I Preferred Stock. In order to implement the Fund’s right to elect two (2) members of the Issuer’s board of directors, Vicis previously elected Messrs. Shad Stastney and Keith Hughes to the Issuer’s board of directors. Information regarding Messrs. Stastney and Hughes and their experience and qualifications is provided below.

Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital, LLC, a company he jointly founded in 2004. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of a number of public and private companies.

5

Mr. Hughes is the Chief Financial Officer of Vicis. He is a Certified Public Accountant and graduated from St. John’s University in 1978 with a B.A. in Accounting. Mr. Hughes joined Vicis in January 2006 from International Fund Services, the fund administrator, where he was a Managing Director in Operations since 2001. From 1998 to 2001, he held various financial roles with hedge funds including treasurer, controller and chief financial officer. From 1986 to 1998 Mr. Hughes worked at the Union Bank of Switzerland (UBS) where he was a Managing Director and the Equity Controller for North America. Previous to UBS, Mr. Hughes worked at Dean Witter, Merrill Lynch and McGladrey & Pullen, LLP. Mr. Hughes is currently a director of a number of public and private companies.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, on behalf of the Fund, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

Item 5. Interest in Securities of the Issuer

(a)	All 1,203,591,522 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital, LLC acts as investment advisor. Vicis Capital, LLC may be deemed to beneficially own such 1,203,591,522 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC. The voting and dispositive power granted to Vicis Capital, LLC by Vicis Capital Master Fund may be revoked by the Fund upon 90 days’ prior written notice at the end of any one-year term of the investment advisory agreement by and between the trustee of the Fund and Vicis. Vicis Capital, LLC disclaims beneficial ownership of any shares reported on this Schedule.

6

The foregoing 1,203,591,522 shares of Common Stock represent approximately 88.5% of the Issuer’s outstanding Common Stock (based upon 1,047,725,428 shares of Common Stock outstanding at August 7, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC for the period ended June 30, 2010, and 1,360,000,000 shares of Common Stock authorized by the Issuer’s articles of incorporation).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Pursuant to a Securities Purchase Agreement dated June 2, 2011, between the Fund and the Issuer, the Fund deposited $2,500,000 into an escrow account (the “Escrow Account”). Upon a request to the Fund from the Issuer for a release of funds, the Fund, in its sole discretion, could determine what amount should be released to the Issuer and upon such release the Fund was issued a Note in an amount equal to the funds released to the Issuer from the Escrow Account. As of November 11, 2011, the Fund had released the entire $2,500,000 deposited in the Escrow Account to the Issuer and acquired Notes in the aggregate principal amount of $2,500,000. Pursuant to Amendment No. 1 to Securities Purchase Agreement dated February 9, 2012, among the Fund, the Issuer, and those guarantors set forth on the signature page thereto, the Fund deposited an additional $1,000,000 into the Escrow Account and purchased a Note from the Issuer having a principal amount of $500,000 convertible into 100,000,000 shares of Common Stock. The Issuer may request to the Fund for a release of funds from the Escrow Account, up to the remaining $1,000,000, if the Issuer has insufficient funds to operate its business or the Issuer desires to undertake new marketing efforts. The Fund may, in its sole discretion, determine what amount should be released to the Issuer and upon such release the Fund shall be issued by the Issuer a Note in an amount equal to the funds released to the Issuer from the Escrow Account. Each Note is convertible at a conversion price of $0.005 per share.

7

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit A	Amendment No. 1 to Securities Purchase Agreement by and between The Amacore Group, Inc. and Vicis Capital Master Fund dated February 9, 2012 (incorporated herein by reference to Exhibit 10.1 to Form 8-K filed by The Amacore Group, Inc. on February 15, 2012).

Exhibit B	Form of 15% Senior Secured Convertible Note (incorporated herein by reference to Exhibit 10.2 to Form 8-K filed by The Amacore Group, Inc. on June 8, 2011).

Exhibit C	Second Amendment to Stock Pledge and Escrow Agreement (incorporated herein by reference to Exhibit 10.2 to Form 8-K filed by The Amacore Group, Inc. on February 15, 2012).

Exhibit D	Second Amendment to Escrow Agreement (incorporated herein by reference to Exhibit 10.3 to Form 8-K filed by The Amacore Group, Inc. on February 15, 2012).

8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2012
Date

By:	/s/ Andrew Comito
Name: Andrew Comito Title: Compliance Officer*

* Executed pursuant to the authorization of the members of Vicis Capital, LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC with respect to the Amacore Group, Inc. on October 1, 2009.

9